UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. ______)*

LEGACY BANCORP, INC.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

52463G 10 5

(CUSIP Number)

October 26, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.

1.	Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only).

The Legacy Banks Foundation
20-3661535

2.	Check the Appropriate Box if a Member of a Group (See Instructions).

(a) ☐

(b) ☐

3.	SEC Use Only

4.	Citizenship or Place Organization

State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 763,600 6. Shared Voting Power 0 7. Sole Dispositive Power 763,600 8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
763,600

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9)

7.4% of 10,308,600 shares of Common Stock outstanding as of October 26, 2005.

12.	Type of Reporting Person (See Instructions)

CO

Item 1(a). Name of Issuer

Legacy Bancorp, Inc.

Item 1(b). Address of Issuer’s Principal Executive Offices

99 North Street

Pittsfield, MA 01202

Item 2(a). Name of Person Filing

The Legacy Banks Foundation

Item 2(b). Address of Principal Business Office or, if none, Residence

99 North Street

Pittsfield, MA 01202

Item 2(c). Citizenship

State of Delaware

Item 2(d). Title of Class of Securities

Common Stock, par value $0.01 per share

Item 2(e). CUSIP Number

52463G 10 5

Item 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.SS.240.13D-1(B) OR

240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS:

Not Applicable.

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 763,600

(b) Percent of class: 7.4% of 10,308,600 shares of Common Stock outstanding as of October 26, 2005.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

763,600

(ii) Shared power to vote or to direct the vote

0

(iii) Sole power to dispose or to direct the disposition of

763,600

(iv) Shared power to dispose or to direct the disposition of

0

The Legacy Banks Foundation (the “Foundation”) was formed in connection with the conversion of the holding company structure of Legacy Banks (the wholly owned subsidiary of Legacy Bancorp, Inc.) from mutual to stock ownership. Under the terms of the approval from the Massachusetts Commissioner of Banks authorizing the establishment of the Foundation, shares of Common Stock owned by the Foundation are required to be voted in the same ratio as all other shares of Common Stock on all proposals presented to stockholders for consideration.

Item 5. Ownership of Five Percent or Less of a Class:

Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not Applicable

Item 8. Identification and Classification of Members of the Group:

Not Applicable

Item 9. Notice of Dissolution of Group:

Not Applicable

Item 10. Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        November 7, 2005

                    Date

/s/    J. Williar Dunlaevy

                Signature

            CEO and Chairman of the Board

            of The Legacy Banks Foundation

            Name/Title